Exhibit 99.2

[Selected portion from transcript from earnings call which occured on June 5, 2008]

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So I believe strongly that we have the right management team in place now to build on this ChargeSource business. But we need to align the interest of those key executives with those of our shareholders and provide appropriate incentives and retention to those key executives.

I want to make a change here and replace the historical practice we’ve had of granting cash bonuses to our executives with one of granting appropriate stock options as their incentive to move forward and be more closely aligned with you, the shareholders.

So I suspect some of you have seen the proxy proposal from the board to increase the shares in our 2005 stock option plan. I just want to take a second to make a couple of points on that and again, I’m more than happy to spend additional time talking this through with any of the shareholders.

But if you do an analysis, it shows that mainly as a result of the downsizing and the executive changes that we’ve made here in the Company, approximately 55% of the current outstanding options will expire within, in general, the next 90 days at the latest. So that takes the current dilution that we show from our options outstanding of 14.3%, down to 8.1% in actuality.

So, naturally, I would ask that you support the board and myself in approving the amendment for the 650,000 shares to the 2005 equity plan. If you approve the 650,000 shares that naturally represents about, well, in fact exactly 8.9% additional overhang. So when you combine that with this forward-looking 8.1%, you get a dilution or an overhang of 17%.

I think this is, frankly, a modest increase from our current 14.3% as it sits today, and a very important thing for us to do. I think that options instead of cash are the right way to incent people in a growth company. This feels and looks a lot to me like a start-up in the way it should be, with the shareholders and the team profiting together.

So I think it’s the right kind of increase and, I guess, most importantly, it’s a critical tool for me in trying to change the culture at Comarco to one that’s a little more aggressive and more entrepreneurial, and clearly more focused on driving the shareholder value.

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<Q>: Okay. Okay. And then finally, go back over your justification for increasing the number of shares in the option pool, and let me just say this. I understand your rationale and, certainly, we are better off going to an option program versus cash bonuses. But I like to see something, even if it is a minimal amount of money, where the employees have to have some actual cash, out of their pocket to — get into the option pool. But go ahead and kind of reiterate that justification again for me.

<A - Samuel Inman>: Yeah, let me give you just the numbers of highlight, Al. What I mentioned is because we have made some pretty severe cuts here and made some changes in the Executive team, that if you look at our outstanding dilution today from the option pool, it looks like 14.3%, but if you look at the options that because of these departures will expire within the next couple of months, the actual dilution from our current share program is, it turns out to be just a tad over 8%, 8.1.

<Q>: Okay, okay.

<A - Samuel Inman>: So, and by the way, Al, a lot of the options that are going to expire come out of our 2005 plan. So in normal cases when I do this, as I resize the Management team and the employee base, the options come back and I am able to use those to incent the remaining team, but the ‘05, Reference is meant to be to the ‘95 plan. the ‘95 plan has expired and so the options that are surrendered there I’m not able to reissue.

<Q>: Okay.

<A - Samuel Inman>: So I am asking for 650,000, or the Board and I are asking for 650,000 additional shares, which if you use that as a percentage of overhang and put it with the current [inaudible] percent, it just happens to end up to be exactly [inaudible] a potential dilution, we won’t issue all of those options, obviously.

<Q>: Okay. And the pricing on those options, will it be pretty close to current market price?

<A - Samuel Inman>: Well, as we – they would be, as is the practice, they would – when we issue them, they will be priced at the time we issue. So I — as I said I’d like to get our, the key executives on the team, some of which I have mentioned today, some of which I think you people, other people know. I would like to get them in line with the shareholders so I can get them some options, and make them think more like a shareholder and act more like a shareholder and then we’ll have a [inaudible] left of course, that we can use over time as we need to add people to the [inaudible].

<Q>: Okay. Did you think our salary structure is a little bit below the norm for that part of the country and for those functions?

<A - Samuel Inman>: No, I do not.

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[1]	Reference is meant to be to the ‘95 plan.